UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.   News Release:  July 29, 1998

     Material Change Report:  Aug. 6, 1998







Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F   x       Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No   x

                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date:      August 6, 1998                    By:/s/Seyed Torabian
                                                ---------------------------
                                                  M. Seyed Torabian,
                                                  Vice President/Director

                                                               NEWS RELEASE

FOR RELEASE JULY 29, 1998 AT 7:30 AM EDT
  Contact:Allen & Caron Inc        or        Alex Tsakumis
          Damon Wright (investors)           Manager, Investor Relations
          Denise Harrison (media)            National Healthcare
          (714) 957-8440                     Manufacturing Corporation
                                             (800) 883-8841

              NATIONAL HEALTHCARE OFFICERS AND BOARD MEMBERS
               ANNOUNCE INTENTION TO PURCHASE STOCK ON OPEN
                MARKET FOR THEIR PRIVATE BROKERAGE ACCOUNTS

WINNIPEG, MANITOBA (July 29, 1998) . . . . National Healthcare Manufacturing Corporation (Nasdaq: NHMCF) reported today that its President & CEO Mac J. Shahsavar and other officers of the Company have announced their intention to purchase for their private brokerage accounts up to one million shares of National Healthcare Manufacturing on the open market within the next twelve months. The Shahsavar family already owns 31.3 percent of National Healthcare prior to any further purchase of shares.
     Shahsavar commented, "As we have moved the focus of our share trading from Canada to the United States, the market has created a buying opportunity for those of us who believe strongly in the Company's future, and believe that the shares are undervalued.
     "We are strongly focused on improving both our top and bottom line in fiscal 1999," Shahsavar continued. "We expect to begin to see results from our long-term approach towards sales and marketing and our strategic investment in vertical integration, which includes our Hub & Spoke logistics distribution business."

     National Healthcare is committed to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers through the use of the world's first and only automated robotic production facility capable of assembling and packaging kits and trays for medical and surgical procedures. Through its wholly-owned subsidiaries, National Healthcare manufactures and distributes personal care, anti-microbial and cellulose based paper products to healthcare and homecare institutions throughout North America and Europe. National Healthcare Logistics (a subsidiary) is revolutionizing conventional medical distribution with its state-of-the-art Hub & Spoke logistics system.

The statements in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties, including risks associated with uncertainties pertaining to customer orders, development of markets for the Company's products and services and other risks as identified in the Company's SEC filings. Actual results, events and performance may differ materially. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect the occurrence of unanticipated events.

August 6, 1998


B.C. Securities Commission
1100 - 865 Hornby Street
Vancouver, B.C.
V7Z 2H4

ATTN: Statutory Filing

RE: Material Change Report

Dear Sir/Madam,

Following   please  find  National Healthcare  Manufacturing  Corporation's
Material Change Report/Form 27 dated August 6, 1998.

Should you have any questions or need more information, please contact me at (604) 689-8581.

Sincerely,


/s/Seyed Torabian
Seyed Torabian, P.Eng.
Executive Vice-President


copy:Manitoba Securities Commission
     U.S. Securities & Exchange Commission
     NASDAQ
     Standard & Poor's
     Maitland & Company

                                  FORM 27

                     SECURITIES ACT (BRITISH COLUMBIA)

        MATERIAL CHANGE REPORT UNDER SECTION 67 (1) (B) OF THE ACT



Item 1.        Reporting Issuer

          National Healthcare Manufacturing Corporation
          251 Saulteaux Crescent
          Winnipeg, Manitoba
          R3J 3C7

Item 2.        Date of Material Change

          June 8, 1998

Item 3.        Press Release

          News release and notice of dissemination were issued to the Vancouver Stock Exchange on June 8, 1998 and disseminated via Canadian Corporate News, Market News Publishing and Vancouver Stockwatch.

Item 4.        Summary of Material Change

          The Issuer announces that it has appointed Allen & Caron Inc. as its corporate investor and financial relations firm.

Item 5.        Full Description of Material Change

          Please refer to the attached News Release(s) of the Issuer dated June 8, 1998.


Item 6.        Reliance in Section 67(2) of the Act

          If the report is being filed on a confidential basis in reliance on Section 67(2) of the Act, state the reason for such reliance.

          N/A

Item 7.        Omitted Information

          N/A

Item 8.        Senior Officer

          M. Seyed Torabian, the Executive Vice-President and Director of the Issuer, is knowledgeable about the material change and this report and may be contacted at (604) 689 - 8581 for further information.


Item 9.        Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


Dated at Vancouver, British Columbia, this 6th  day of August, 1998.


National Healthcare Manufacturing Corporation


Per: /s/Seyed Torabian"
     Seyed Torabian, P.Eng.
     Executive Vice-President/Director

FOR IMMEDIATE RELEASE
Contact:  Allen & Caron Inc        or        Alex Tsakumis
          Damon Wright (investors)           Manager, Investor Relations
          Denise Harrison (media)            National Healthcare
          (714) 957-8440                     Manufacturing Corporation
                                             (800) 883-8841

              NATIONAL HEALTHCARE MANUFACTURING CORP SELECTS
                 ALLEN & CARON INC FOR INVESTOR RELATIONS,
                         CORPORATE COMMUNICATIONS

WINNIPEG, MB, CANADA (June 8, 1998) . . .National Healthcare Manufacturing Corporation (Nasdaq:NHMCF / VSE:NHM) today announced the appointment of Allen & Caron, Inc as its corporate, investor, and financial relations firm. Allen & Caron Inc. has been retained for a 12 month period at a cost of US$7000 per month payable in cash.

National Healthcare Manufacturing President and CEO Mac J. Shahsavar commented, "During the last year, we have been aggressively expanding our product lines and distribution capabilities. As we continue to execute our strategic growth plan, we will call on the professional experience of Allen & Caron to assist us in properly positioning the Company in the investment community. In addition, their experience will be instrumental in introducing the Company to institutional investors, analysts and retail investment banks, as well as to the business, financial, manufacturing and packaging trade media."

Allen & Caron President Joseph Allen said, "The success of the Company's proprietary automated robotic production facility and hub-and-spoke distribution system, coupled with recent synergistic acquisitions, is reflected in its rapid revenue growth. Management's business plan fits well with our expanding list of emerging growth companies. We look forward to working closely with the senior management of National Healthcare," Allen continued, "to ensure that the Company's corporate and investor communications needs are effectively met with a full-range of professional services."

For   a   complete   corporate  package,  please  visit  our   website   at
http://www.nationalhealthcare.com or contact us at 1-800-883-8841.

On Behalf of the Board,

/s/Seyed Torabian
Seyed M. Torabian, P.Eng.
Executive Vice President


 Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.